UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

293792-10-7
(CUSIP Number)

Richard H. Bachmann
2727 North Loop West
Houston, Texas 77008-1044
(713) 880-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

May 12, 2004
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [   ]

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

Dan L. Duncan	###-##-####

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

9,171,324
	8.	Shared Voting Power

110,989,681
	9.	Sole Dispositive Power

9,171,324
	10.	Shared Dispositive Power

110,989,681
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

120,161,005
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

51.4%
14.	Type of Reporting Person

IN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

Enterprise Products Delaware Holdings L.P.	54-2093702

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

110,458,481
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

110,458,481
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

110,458,481
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

47.3%
14.	Type of Reporting Person

PN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

EPC Partners II, Inc.	51-0371329

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

110,458,481
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

110,458,481
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

110,458,481
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

47.3%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

Enterprise Products Company	74-1675622

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

110,989,681
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

110,989,681
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

110,989,681
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

47.5%
14.	Type of Reporting Person

CO

        This Amendment No. 3 on Schedule 13D/A (“Amendment No. 3”) is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), Enterprise Products Delaware Holdings, L.P., a Delaware limited partnership (“EPDH”), EPC Partners II, Inc., a Delaware corporation (“EPC Partners”) and Enterprise Products Company, a Texas corporation (“EPCO”) to amend the Schedule 13D originally filed on August 14, 2003, as amended by Amendment No. 1 thereto, filed September 12, 2003 and Amendment No. 2 thereto, filed December 19, 2003 (the “Original Schedule 13D”), by Dan Duncan, EPDH, EPC Partners and EPCO (collectively, the “Reporting Persons”).

        Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 1.  Security and Issuer.

        No change to this Item.

Item 2.  Identity and Background.

        No change to this Item.

Item 3.  Source and Amount of Funds or Other Consideration.

        Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end of such item:

        On February 11, 2004, EPDH purchased 930,669 Common Units pursuant to the Issuer’s Distribution Reinvestment Plan. The source of the funds used to purchase such Common Units pursuant to the Distribution Reinvestment Plan was the quarterly cash distributions on the Common Units currently held by EPDH.

        On May 3, 2004 and May 4, 2004, Dan Duncan purchased an aggregate of 200,000 Common Units. The source of the funds used to purchase such Common Units was cash advances from EPCO.

         On May 3, 2004 and May 4, 2004, the Duncan Family 1998 Trust purchased an aggregate of 200,000 Common Units. The source of funds was the Duncan Family 1998 Trust’s cash on hand. Dan Duncan has the sole power to direct the voting and disposition of the Common Units held in the Duncan Family 1998 Trust and therefore beneficially owns all of the Common Units held in the Duncan Family 1998 Trust.

        On May 3, 2004, May 6, 2004, May 7, 2004 and May 10, 2004, EPCO purchased an aggregate of 531,200 Common Units. The source of the funds was EPCO’s cash on hand.

        On May 12, 2004, EPDH purchased 1,527,694 Common Units pursuant to the Issuer’s Distribution Reinvestment Plan. The source of the funds used to purchase such Common Units pursuant to the Distribution Reinvestment Plan was the quarterly cash distributions on the Common Units currently held by EPDH.

        On May 12, 2004, the Duncan Family 2000 Trust, purchased 81,488 Common Units pursuant to the Issuer’s Distribution Reinvestment Plan. Dan Duncan has the sole power to direct the voting and disposition of the Common Units held in the Duncan Family 2000 Trust and therefore beneficially owns all of the Common Units held in the Duncan Family 2000 Trust.

The source of the funds used to purchase such Common Units pursuant to the Distribution Reinvestment Plan was the quarterly cash distributions on the Common Units currently held by EPDH.

Item 4.  Purpose of the Transaction.

        No change to this Item.

Item 5.  Interest in Securities of the Issuer.

        Item 5 of the Original Schedule 13D is deleted in its entirety and the following is substituted in lieu thereof:

        (a)   EPDH holds directly 110,458,481 Common Units. EPDH is an indirect wholly-owned subsidiary of EPC Partners. Accordingly, EPC Partners has an indirect beneficial ownership interest in the 110,458,481 Common Units owned by EPDH.

        EPC Partners is a wholly-owned subsidiary of EPCO. Therefore, EPCO has an indirect beneficial ownership interest in the 110,458,481 Common Units held by EPDH.

        EPCO holds directly 531,200 Common Units. Dan Duncan owns 50.473% of the voting stock of EPCO, therefore, Dan Duncan has an indirect beneficial ownership interest in the 531,200 Common Units held by EPCO.

        Dan Duncan is the record owner of 311,600 Common Units. Therefore, Dan Duncan exercises sole voting and dispositive power with respect to the 311,600 Common Units that he owns. In addition, Dan Duncan has the sole power to direct the voting and disposition of the Common Units held by (1) the Duncan Family 1998 Trust, which owns 4,478,200 Common Units, and (2) the Duncan Family 2000 Trust, which owns 4,381,524 Common Units. Therefore, Dan Duncan is also the beneficial owner of the 4,478,200 and 4,381,524 Common Units held by the Duncan Family 1998 Trust and the Duncan Family 2000 Trust, respectively.

        Dan Duncan owns 50.437% of the voting stock of EPCO and, accordingly, exercises shared voting and dispositive power with respect to the 110,989,681 Common Units beneficially owned by EPCO, which, together with Dan Duncan’s 311,600 Common Units, the 4,478,200 Common Units owned by the Duncan Family 1998 Trust, and the 4,381,524 Common Units owned by the Duncan Family 2000 Trust, represents 51.4% of the outstanding Common Units (based upon the number of Common Units outstanding as of May 26, 2004). The remaining shares of EPCO capital stock are owned primarily by trusts established for the benefit of Dan Duncan’s family.

        (b)   As set forth herein, Dan Duncan has sole voting and dispositive power over the 311,600 Common Units that he owns, the 4,478,200 Common Units owned by the Duncan Family 1998 Trust, and the 4,381,524 Common Units owned by the Duncan Family 2000 Trust. Dan Duncan also has shared voting and dispositive power over the 110,989,681 Common Units beneficially owned by EPCO.

        As set forth herein, EPCO has shared voting and dispositive power over the 110,458,481 Common Units beneficially owned by EPDH (an indirect wholly-owned subsidiary of EPCO) and shared voting and dispositive power over the 531,200 Common Units beneficially owned by EPCO.

        As set forth herein, EPC Partners (a wholly-owned subsidiary of EPCO) has shared voting and dispositive power over the 110,458,481 Common Units beneficially owned by EPDH, its indirect wholly-owned subsidiary.

        As set forth herein, EPDH has shared voting and dispositive power over the 110,458,481 Common Units beneficially owned by EPDH.

        (c)   Except as otherwise set forth herein, none of the Reporting Persons have effected any transactions in Common Units in the past 60 days.

        On March 15, 2004, EPDH, through one or more affiliates, transferred 4,100,000 Common Units to the Duncan Family 2000 Trust.

        On May 3, 2004, Dan Duncan purchased 100,000 Common Units in the open market at a price of $20.6661 per Common Unit.

        On May 3, 2004, EPCO purchased 181,200 Common Units in the open market at a price of $20.7268 per Common Unit.

        On May 3, 2004, the Duncan Family 1998 Trust purchased 100,000 Common Units in the open market at a price of $20.8785 per Common Unit.

        On May 4, 2004, Dan Duncan purchased 100,000 Common Units in the open market at a price of $20.6403 per Common Unit.

        On May 4, 2004, the Duncan Family 1998 Trust purchased 100,000 Common Units in the open market at a price of $20.8354 per Common Unit.

        On May 6, 2004, EPCO purchased 41,000 Common Units in the open market for $20.7183 per Common Unit.

        On May 7, 2004, EPCO purchased 59,000 Common Units in the open market for $20.8811 per Common Unit.

        On May 7, 2004, EPCO purchased 150,000 Common Units in the open market for $20.9079 per Common Unit.

        On May 10, 2004, EPCO purchased 100,000 Common Units in the open market for $20.2571 per Common Unit.

        On May 12, 2004, EPDH purchased 1,527,694 Common Units pursuant to the Issuer’s Distribution Reinvestment Plan at a price of $19.63 per Common Unit. The source of the funds used to purchase such Common Units pursuant to the Distribution Reinvestment Plan was the quarterly cash distributions on the Common Units currently held by EPDH.

        On May 12, 2004, the Duncan Family 2000 Trust purchased 81,488 Common Units pursuant to the Issuer’s Distribution Reinvestment Plan at a price of $19.63 per Common Unit. The source of the funds used to purchase such Common Units pursuant to the Distribution Reinvestment Plan was the quarterly cash distributions on the Common Units currently held by the Duncan Family 2000 Trust.

        (d)   No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

        (e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        No change to this Item.

Item 7.  Material to be Filed as Exhibits.

        No change to this Item.

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2004	/s/ Dan L. Duncan
Dan L. Duncan

Dated: June 2, 2004	ENTERPRISE PRODUCTS DELAWARE HOLDINGS L.P.

	By:	Enterprise Products Delaware General, LLC, Its general partner

	By:	/s/ Darryl E. Smith
Darryl E. Smith Manager

Dated: June 2, 2004	ENTERPRISE PRODUCTS COMPANY

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann Executive Vice President

Dated: June 2, 2004	EPC PARTNERS II, INC.

	By:	/s/ Darryl E. Smith
Darryl E. Smith Treasurer